UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Convening Hearing Results and Notice of GM dated 07 November 2025

Press Release

7 November 2025

Argo Blockchain plc

("Argo" or "the Company")

Court Approval to Convene Plan Meetings
Notice of General Meeting

Argo Blockchain plc announces that the High Court of Justice in London has approved the convening of creditor and member meetings (the "Plan Meetings") in connection with the Company's proposed restructuring plan under Part 26A of the Companies Act 2006 (the "Restructuring Plan"). The Convening Hearing took place on 5 November 2025 and the Court's order was made on 6 November 2025.

Court Decision

At the Convening Hearing, the Court granted the Company's application to convene three Plan Meetings - one each for (i) Shareholders, (ii) Noteholders (8.75% Senior Notes due 2026, ticker ARBKL), and (iii) the Secured Lender (Growler Mining Tuscaloosa, LLC) ("Growler").

Plan Meetings and Next Steps

In accordance with the Court's directions, the Plan Meetings will be held on 2 December 2025, with the Sanction Hearing scheduled for 8 December 2025.  If sanctioned by the Court, the Restructuring Plan is expected to be implemented on or shortly after 8 December 2025.  In addition to the Plan Meetings, the Company has also convened a general meeting for 2 December 2025, further details of which are set out under the heading "General Meeting" below.

The timetable for these meetings is as follows:

Time and date of the Plan Members' Meeting	2.00 p.m. on 2 December 2025
Time and date of the shareholders' General Meeting	2.30 p.m. on 2 December 2025
Times and date of the Plan Creditors' Meetings	3.00 p.m. and 4.00 p.m. on 2 December 2025

The Plan Meetings will be held online. Details are set out in the Restructuring Plan Circular and at https://deals.is.kroll.com/argo (the "Plan Website").  The Company has posted to shareholders a voting form for the Plan Members' Meeting.  Holders of American Depositary Shares will receive voting forms via the depositary, JPMorgan Chase Bank, N.A.  Plan Creditors will receive voting forms via the Company's information agent, Kroll Issuer Services Ltd; further details are on the Plan Website.

As is the Company's normal practice, the shareholder General Meeting will be an in-person meeting, with the facility to join online.  Details are set out in the circular dated 6 November 2025 that has been posted to shareholders.

The Explanatory Statement, incorporating the Restructuring Plan, has been uploaded to the Plan Website at https://deals.is.kroll.com/argo

Summary of Restructuring Plan Terms

The Restructuring Plan proposes a comprehensive recapitalisation and balance-sheet restructuring of Argo Blockchain plc designed to stabilise the Company's financial position, resolve secured and unsecured liabilities, and position the Group for sustainable growth.

Key terms of the Restructuring Plan include:
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Secured Debt Conversion: the full equitisation of Growler's secured debt into new ordinary shares (to be held as American Depositary Shares), together with release of its existing liens and security interests across UK, US, and Canadian subsidiaries.
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Noteholder Treatment: the exchange of the 8.75% Senior Notes due 2026 (ARBKL) for a pro rata allocation of 10% of the enlarged issued share capital of the Company.
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Equity holders: the holders of the current issued share capital (including those who hold ordinary shares in the form of American Depositary Shares) will see their aggregate interest in the Company diluted to 2.5% of the enlarged issued share capital.
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Corporate and Listing Structure: delisting of the Company's shares from the London Stock Exchange while intending to maintain its Nasdaq listing, subject to compliance with applicable listing criteria, with an updated ADR ratio from 1 ADR = 10 ordinary shares to a ratio of 1 ADR = 2,160 ordinary shares post-recapitalisation.

Upon completion of the Restructuring Plan in December 2025, Growler will receive its 87.5% interest in equity interests in the Company in exchange for the following: (i) its secured loans to the Company, which are anticipated to have been fully drawn in an aggregate amount of US$7.5 million, (ii) its contributed exit capital of US$3.5 million, and (iii) its contributed assets with an estimated book value of between US$25 million and US$30 million.

In order to have the Court sanction the Restructuring Plan, Argo must demonstrate that the Restructuring Plan shows a fair allocation of the restructuring surplus among all Plan Participants (as defined in the Restructuring Plan).  Part of this assessment of fairness includes establishing that Plan Participants are in no worse position than they would be in the "Relevant Alternative" (the so called "no worse off" test).  To this end, Argo has filed with the Court a copy of expert reports prepared by Kroll Advisory Ltd. and Kroll Financial Advisory Services, acting as the Company's independent valuation and restructuring advisers. The Relevant Alternative in the Company's case would be an insolvency process.

The Relevant Alternative analysis concluded that, if the Restructuring Plan were not implemented, the enterprise value of the Company would be approximately US$8 million with a 0.72% recovery to unsecured creditors (including noteholders), with no recovery to shareholders and a 100% recovery for Growler, as secured creditor.

The Valuation and Plan Benefits analysis determined a going-concern enterprise-value range of approximately US$30.5 million - US$35.3 million and a derived equity-value range of approximately US$25.3 million - US$30.1 million, indicating that the Company's value as a going concern is higher than in the liquidation scenario and that accordingly Plan Participants would be no worse off under the Restructuring Plan.

The no worse off test is, however, only one of a number of factors that the Court will consider when deciding whether or not to sanction the Restructuring Plan. Fairness is the overriding consideration for the Court.

Current financial position

To date, the liquidity position of the Company and its subsidiaries ("Group") remains critically constrained. Prior to the entry into the loan facility with Growler, the Group's available cash was limited to approximately US$753,000 as at 7 September 2025. The Group has continued to incur operating losses since September 2025 and is primarily being supported by the Growler facility. The Group urgently requires an injection of new money and the creation of a stable financial platform to be able to meet the fixed and variable costs payable to its critical unsecured creditors and other creditors of the Group to be able to continue as a going concern.   It is intended that that the Restructuring Plan will resolve these issues and return the Company to a stable footing.

Tax liabilities

Argo Innovation and Argo Quebec are subject to ongoing federal and provincial tax reassessments in Canada covering the 2021 and 2022 tax years. Whilst this liability is at the subsidiary level, this has had the effect of creating a drag on the Company and exacerbating the inability of the Company and the Group to raise further working capital.  The reassessments by the Canada Revenue Agency and Revenu Québec are being formally contested by Argo Innovation and Argo Quebec (as appropriate), with enforcement stayed pending the outcome of the objection process.  The Group has not taken a financial reserve for the potential liability, having taken into account, for financial reporting purposes, the probability and remoteness of a successful assessment.

General meeting

The Company has called a general meeting of shareholders for 2.30 p.m. on 2 December 2025 at the offices of Fladgate LLP, 16 Great Queen Street, London WC2B 5DG ("General Meeting"). This meeting is in addition to the meeting of shareholders convened by the Court to consider the Restructuring Plan.  The General Meeting will consider and, if thought fit, approve a waiver of Rule 9 of the Takeover Code, such approval being a condition of the Restructuring Plan.  A circular, incorporating the notice of General Meeting has been posted to shareholders.

The implementation of the Restructuring Plan will result in Growler acquiring interests in shares carrying more than 30% of the Company's voting rights.  Under the Takeover Code, Growler's acquisition would trigger an obligation on Growler to make a mandatory offer to the remaining shareholders in Argo.  The Restructuring Plan is, therefore, conditional upon the Takeover Panel agreeing to a waiver of the obligation under Rule 9 to make a mandatory offer, subject to independent shareholders approving that waiver. If shareholders do not approve the Rule 9 waiver, Argo intends to apply to the Panel to request that the Panel permit a dispensation under section 2(c) of the Introduction of the Takeover Code from the obligation that would otherwise arise on Growler to make a mandatory offer under Rule 9 in order to facilitate the rescue of Argo which is in serious financial difficulty.

General

Copies of the bundles of evidence filed by Argo at Court are available to Plan Participants upon request to argo@is.kroll.com or argo@fladgate.com.

The Restructuring Plan has been structured to enable the Company to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, and certain other available exemptions under the U.S. Securities Act of 1933 and applicable state securities laws, in each case with respect to securities expected to be issued under the plan.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Information Agent - Kroll Issuer Services	argo@is.kroll.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about the proposed Restructuring Plan and its expected effects; the Company's operating and financial outlook; and internal estimates, projections, forecasts, and valuation analyses are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include market conditions; the Company's ability to implement the proposed Restructuring Plan on the expected timeline or at all; the ability to retain the Company's listing on Nasdaq; operational, financial, regulatory, tax and legal risks; assumptions underlying revenue, EBITDA and valuation estimates; and the principal risks and uncertainties described in the risk factors set forth in the Company's Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 November, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer